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                        [THE CEREGHINO GROUP LETTERHEAD]

                                  NEWS RELEASE

              LINDAL CEDAR HOMES, INC. COMPLETES SELF-TENDER OFFER

SEATTLE, WA - January 29, 2001 - Lindal Cedar Homes, Inc. (Nasdaq: LNDL) announced today that it successfully completed its tender offer to purchase all outstanding shares of its common stock, except for shares held by certain insiders, at a purchase price of $4.55 per share in cash. The tender expired at midnight New York City time on January 26, 2001.

Lindal Cedar Homes commenced the offer to purchase all outstanding shares of its common stock held by the public on December 20, 2000. This completes the first of a multi-step process toward Lindal Cedar Homes becoming a privately-held company.

Based on preliminary information received from the depository, American Stock Transfer & Trust Company, approximately 1,912,690 shares were tendered. This represents approximately 89% of the outstanding shares, excluding shares held by Robert W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas F. Lindal, who indicated when the tender was announced that they would not tender their shares at this time.

Payment for the shares tendered will be made promptly and, in the case of shares tendered by the guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

Lindal Cedar Homes is primarily engaged in the manufacture and distribution of custom cedar homes, windows and sunrooms.

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      NOTE: Transmitted on PR Newswire at 6:00 a.m. EST, January 29, 2001.